# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ITG, Inc./DE/, CIK 0002110117
CUSIP: 45047B105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2400 E COMMERCIAL BLVD, STE. 1000, FORT LAUDERDALE, Florida (FL), 33308
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001844640

## Reporting persons
- Ophir Asset Management Pty Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Australia (C3); sole voting power 3,599,006; shared voting power 0; sole dispositive power 3,599,006; shared dispositive power 0; aggregate amount beneficially owned 3,599,006 (7.9% of the class)
  Comment: The reporting persons ownership consists of 3,599,006 shares of Class A Common Stock. The beneficial ownership percentage calculation is based upon 45,862,242 shares of Class A Common Stock outstanding as reported by the Issuer on Form 8-K filed with the SEC.
  
  Ophir Asset Management Pty Ltd, as the General Partner of Ophir Global Opportunities Fund, Ophir Global High Conviction Fund, may be deemed the beneficial owner of the shares held by Ophir Global High Conviction Fund.

## Item 1. Issuer
Name of issuer: ITG, Inc./DE/
Address of issuer's principal executive offices: 2400 E COMMERCIAL BLVD, STE. 1000, FORT LAUDERDALE, FLORIDA, 33308.

## Item 2. Person Filing
Name of person filing: Ophir Asset Management Pty Ltd
Address of principal business office or, if none, residence: Level 27, Governor Philip Tower, One Farrer Place, Sydney, NSW 2000
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Ophir Global Opportunities Fund - 1,731,170 Class A Common Stock Shares
Ophir Global High Conviction Fund - 1,867,836 Class A Common Stock Shares
Percent of class:
Ophir Global Opportunities Fund - 3.77
Ophir Global High Conviction Fund - 4.07
Sole power to vote or to direct the vote: Ophir Asset Management Pty Ltd - 3,599,006 Class A Common Stock Shares
Shared power to vote or to direct the vote: Ophir Asset Management Pty Ltd - 0
Sole power to dispose or to direct the disposition: Ophir Asset Management Pty Ltd - 3,599,006 Class A Common Stock Shares
Shared power to dispose or to direct the disposition: Ophir Asset Management Pty Ltd - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ophir Asset Management Pty Ltd: Sandra Donnaruma, Chief Compliance Officer (07/20/2026)